Filed Pursuant to Rule 433

Registration No. 333-209681

Dated: May 31, 2016

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated May 31, 2016 to the Prospectus dated April 15, 2016.

Issuer:	JPMorgan Chase & Co.
Security Type:	SEC Registered Senior Notes
Security:	3.200% Notes due 2026
Currency:	USD
Size:	$1,750,000,000
Maturity:	June 15, 2026
Coupon:	3.200%
Interest Period:	Semi-Annual
Day Count Fraction:	30/360
Benchmark Treasury:	1.625% US Treasury due 5/26
Spread to Benchmark Treasury:	+137 basis points
Benchmark Treasury Yield:	1.835%
Price to Public:	99.957% of face amount
Yield to maturity:	3.205%
Proceeds (Before Expenses) to Issuer:	$1,741,372,500 (99.507%)
Interest Payment Dates:	June 15 and December 15 of each year, commencing December 15, 2016
Business Day:	New York and London
Business Day Convention:	Following Business Day
Optional Redemption:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after December 7, 2016 and prior to March 15, 2026, at a redemption price equal to the sum of: (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the “Make-Whole Amount” (as defined below), if any, with respect to such notes.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after March 15, 2026, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

CUSIP/ISIN:	46625HRS1/US46625HRS12
Trade Date:	May 31, 2016
Settlement Date:	June 7, 2016 (T+5)
Denominations:	$2,000 x $1,000
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:	ANZ Securities, Inc. BBVA Securities Inc. Capital One Southcoast, Inc. Citizens Capital Markets Inc. Fifth Third Securities, Inc. ING Financial Markets LLC

KeyBanc Capital Markets Inc.

Mitsubishi UFJ Securities (USA), Inc.

nabSecurities, LLC

Natixis Securities Americas LLC

Nykredit Bank A/S

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

Standard Chartered Bank

SunTrust Robinson Humphrey

TD Securities (USA) LLC

Academy Securities, Inc.

CastleOak Securities, L.P.

Drexel Hamilton, LLC

Lebenthal & Co., LLC.

Mischler Financial Group, Inc.

Multi-Bank Securities, Inc.

Additional Redemption Terms:

As used above in connection with the notes:

•	“Make-Whole Amount” means, in connection with any optional redemption of any notes during the period from, and including, December 7, 2016 and to, but excluding, March 15, 2026, the excess, if any, of: (i) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (as defined below) (determined on the third business day preceding the date that notice of such redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption, over (ii) the aggregate principal amount of the notes being redeemed.

•	“Reinvestment Rate” means the yield on Treasury securities at a constant maturity corresponding to the remaining life (as of the date of redemption, and rounded to the nearest month) to stated maturity of the principal being redeemed (the “Treasury Yield”), plus 0.20%. For purposes hereof, the Treasury Yield shall be equal to the arithmetic mean of the yields published in the Statistical Release (as defined below) under the heading “Week Ending” for “U.S. Government Securities — Treasury Constant Maturities” with a maturity equal to such remaining life; provided that if no published maturity exactly corresponds to such remaining life, then the Treasury Yield shall be interpolated or extrapolated on a straight-line basis from the arithmetic means of the yields for the next shortest and next longest published maturities. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury Yield in the above manner, then the Treasury Yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by us.

•	“Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination under the senior indenture, then such other reasonably comparable index which shall be designated by us.

Calculation of the foregoing will be made by us or on our behalf by a person designated by us; provided, however, that such calculation shall not be a duty or obligation of the trustee under the senior indenture.

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.